CM 3.22

BB 3/17

SECURITI ISSION

04015742

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
010111
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd
(No. and Street)

Duluth (City) GA (State) 30099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon K. Grubenhoff 770-564-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E.; Suite 2000; Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

B 3.25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon K. Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC GEORGIA
JUDY L. DAVIS
COUNTY OF GWINNETT
My Commission Expires Dec. 15, 2006

Sharon K Grubenhoff
Signature

Senior Vice President
Title

Judy L Davis 2-25-04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
February 27, 2004

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	54,058,967
Securities owned, at fair value (note 2)		74,916,114
Receivables from brokers and dealers		1,000,056
Accounts receivable from representatives		653,969
Receivables from affiliates (note 6)		2,006,371
Other receivables		358,367
Contract buyout less accumulated amortization of $7,313,648 (note 6)		13,336,653
Accrued investment income		688,388
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,266,132		94,698
Other assets		340,889
Total assets	$	147,454,472

Liabilities and Stockholder's Equity

Unpresented checks	$	1,634,058
Commissions payable to representatives		2,728,457
Payables to affiliates (note 6)		6,551,464
Income taxes payable to parent		8,619,658
Deferred income taxes (note 3)		4,937,348
Accounts payable and accrued expenses		7,774,654
Other liabilities		3,028,160
Total liabilities		35,273,799
Stockholder's equity (note 4):		
Common stock of $0.10 par value. Authorized 100,000 shares; issued and outstanding 15,000 shares		1,500
Additional paid-in capital		32,138,765
Retained earnings		80,040,408
Total stockholder's equity		112,180,673
Contingencies (note 7)		
Total liabilities and stockholder's equity	$	147,454,472

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) *General Information*

PFS Investments Inc. (the Company) is a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is an introducing broker-dealer, under the laws governed by the National Association of Securities Dealers, for 36 mutual fund families with which it has selling agreements. Under these selling agreements, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions on these fees to approximately 27,000 registered representatives. The Company has been approved by the IRS under applicable tax code provisions to act as a nominee custodian solely for Federal income tax purposes for certain funds managed by Salomon Smith Barney Investment Funds, Inc., Van Kampen Investment Company, Pioneer Funds Distributors, Inc., and AIM Fund Services, Inc. The Company receives annual custodian fees in this capacity.

(b) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Such securities primarily consist of commercial paper with a maturity of six months or less and are carried at cost, which approximates fair value and bonds which are carried at fair value. The change in unrealized appreciation (depreciation) is included in investment income.

(c) *Cash Equivalents*

The Company considers all highly liquid securities purchased with a maturity of six months or less to be cash equivalents. Cash equivalents at December 31, 2003 include commercial paper totaling $53,751,681.

(d) *Depreciation and Amortization*

Depreciation of furniture, equipment, and leasehold improvements is provided for over the estimated useful lives of the respective assets using the straight-line method. The cost of leasehold improvements is amortized on a straight-line basis over 60 months. Maintenance and repairs which do not significantly extend the useful life of the related asset are expensed as incurred.

(e) *Income Taxes*

The Company accounts for income taxes using the asset and liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The Company's income or loss is included in the consolidated income tax returns of the Parent. The Parent allocates to the Company appropriate tax expense which is derived from inclusion of the Company's earnings in such consolidated income tax returns.

(f) ***Accounts Receivable from Representatives***

Accounts receivable from representatives are amounts due from agents for licensing and commission reversals. Losses from such receivables are indemnified by other agents.

(g) ***Contract Buyout***

Amortization of contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the noncompete agreement.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) ***Fair Value of Financial Instruments***

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and cash equivalents, accounts receivable, affiliate receivables, and accounts payable and accrued expenses are reflected in the statement of financial condition at historical cost, which management estimates to approximate fair value because of the short-term maturity of these instruments. Investments in mutual funds, bonds, and common stock are carried at fair value.

(j) ***Commissions***

The Company receives commission income from various fund companies for the mutual funds it sells. The commissions are collected, by the various fund companies, from customer accounts for the customers' purchase of the mutual fund. The various fund companies remit the collected commissions to the Company.

The Company, in turn, pays commissions to its sales force for the sale of mutual funds. The Company paid 67.95% of the commission income it received as commission expense to its sales force in 2003.

(k) ***Custodial Revenues***

Effective October 1, 1995, the Company receives from Salomon Smith Barney Investment Funds, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts. Effective September 24, 2001, the Company receives from Van Kampen Investment Company annual custodian fees for services rendered in its capacity to act as nominee

(Continued)

custodian on customer IRA accounts. Effective July 8, 2002, the Company receives from Pioneer Funds Distributor, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts. Effective November 22, 2002, the Company receives from AIM Fund Services, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts.

(2) Securities Owned

Securities owned are summarized as follows:

		Estimated fair value
Mutual funds, at fair value (cost $9,914)	$	28,141
Common stock, at fair value		109,900
Bonds, at fair value		74,778,073
	$	74,916,114

(3) Income Taxes

The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2003 are presented below:

Deferred tax assets:		
State income taxes	$	2,563,983
Accrued expenses deductible when paid		2,486,186
Other		317,279
Total deferred tax assets		5,367,448
Deferred tax liabilities:		
B-share income deferral		5,191,965
Intangible assets		5,097,005
Other		15,826
Total deferred tax liabilities		10,304,796
Net deferred tax liability	$	4,937,348

There was no deferred tax asset valuation allowance at December 31, 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined, not exceed 15- to -1. At December 31, 2003, the Company had net capital of $89,010,621 which was $86,659,034 in excess of its required net capital of $2,351,587. The Company's aggregate indebtedness to net capital ratio was 0.40- to -1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

Effective July 1, 1995, the Company terminated its agreement with Management Financial Services, Inc. (MFS) – (formerly A. L. Williams & Associates, Inc.), owned by a former company officer, by paying a lump sum of $20,650,301. Prior to July 1, 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company. The lump-sum contract buyout is being amortized straight-line over a period of 24 years. Provisions of the buy-out provide for a noncompete agreement to continue through July 1, 2019.

Effective December 1, 1988, PFS Distributors, Inc. (PFSD), an affiliated company, has agreed to share a portion of the cost of the Company's marketing support. Under the agreement, PFSD pays the Company an amount equal to 3.0% of commissions earned by the Company through the sale of Salomon Smith Barney shares. As of December 31, 2003, the Company has a receivable of $143,929 related to marketing support. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company purchases computer services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). The Company owes PLIC $1,049,869 for these services and allocated expenses as of December 31, 2003. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which payroll expenses are paid by PLIC and reimbursed by the Company. As of December 31, 2003, the Company has a payable of $812,470 for payroll expenses. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company purchases a portion of its fidelity bond coverage from affiliates. The coverage is effective from July 1 through June 30 each year.

(Continued)

The Company has an arrangement in which the Company receives funds on behalf of Primerica Financial Services, Inc., an affiliate, relating to commission income and disburses all related expenses for the sales of variable annuities, thereby remitting the net to Primerica Financial Services, Inc. The Company owes Primerica Financial Services, Inc. $1,593,288 at December 31, 2003. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has a receivable of $1,426,179 at December 31, 2003 from PFSD. PFSD pays the Company commissions for sales of Salomon Smith Barney Class B mutual fund shares. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which the Company receives and disburses cash on behalf of Primerica Financial Services Home Mortgages, Inc. (HMI). The Company owes HMI $40,289 at December 31, 2003. HMI owes the Company $106,167 at December 31, 2003 for amounts disbursed by the Company on HMI's behalf. The net amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which Primerica Services, Inc. pays state income taxes on the Company's behalf. The Company owes Primerica Services, Inc. $547,339 at December 31, 2003 for amounts disbursed on the Company's behalf. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which Primerica Shareholder Services (PSS) disburses cash on behalf of the Company. The Company owes PSS $2,046,853 at December 31, 2003. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of PFSD relating to underwriter concessions and various other fees. As of December 31, 2003, the Company has a payable of $958,201 relating to such amounts. The Company also has an arrangement in which PFSD receives cash on behalf of the Company relating to 12b-1 fees. As of December 31, 2003, the Company has a receivable of $1,228,791 relating to such amounts. The net receivable of $270,590 is included in receivables from affiliate in the accompanying statement of financial condition.

The Company owes an amount of $501,645 in miscellaneous payables to affiliates as of December 31, 2003. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has miscellaneous receivables of $99,795 from affiliates as of December 31, 2003. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

(7) Contingencies

The Company is subject to various legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's financial position.

(Continued)

(8) Form X-17A-5 Part IIA

Pursuant to SEC Rule 15c3-1, as adopted by the NASD, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the accompanying statement of financial condition of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part IIA, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

		Form X-17A-5 Part IIA	Variable annuity adjustments	Accompanying statement of financial condition
Total ownership equity (including adjustments)	$	287,813,780	(175,633,107)	112,180,673
Nonallowable assets		(192,841,912)	174,252,618	(18,589,294)
Haircuts on securities		(4,580,672)	(86)	(4,580,758)
Net capital	$	90,391,196	(1,380,575)	89,010,621

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the statement of financial condition of PFS Investments Inc. (the Company) as of December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a–5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a–3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a–13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 27, 2004